Contact

www.linkedin.com/in/liviobisterzo (LinkedIn)

greenparkbrands.com (Company)

Top Skills

Brand Management

Marketing Strategy

Brand Development

Honors-Awards

Hippeas - Veg World - Best Vegan Snack

Hippeas - Creative Pool - Gold Branding Effectiveness

Hippeas - FAB - Brand Identity, GOLD

Hippeas - Circle Up - 25 most innovative brands

Ugly - Marketing Society Brave Brands - Silver

Livio Bisterzo

Entrepreneur Investor

Los Angeles Metropolitan Area

Summary

I've been an entrepreneur all my life. In 2003, while at college, I started my first entrepreneurial venture working in youth culture, marketing and events. Since then, I went on to challenge myself to build businesses from the ground-up across different industries, creating some strong and successful companies along the way. I'm a creative person with a passion for healthy living, socially-conscious consumer products, relationships, leadership, team-building, and sport.

In 2015, I founded Green Park with a mission to create, operate, and accelerate disruptor CPG brands that help create a future for the next generation where doing good business means doing more good by our consumers, in our communities and for our planet.

_____

Experience

Green Park Brands
CEO and Founder
April 2015 - Present (9 years 6 months)
Los Angeles

Headquartered in Los Angeles, Green Park has rethought the world of CPG from the ground, creating innovative and sustainable alternatives that meet the needs of tomorrow's consumer, today.

Little Miracle Drinks
Little Miracle Drinks
September 2011 - December 2014 (3 years 4 months)

Alvaro Group
Entrepreneur
September 2006 - January 2012 (5 years 5 months)
London-NY-Chicago

_____

Education

University of the Arts London

Business and Management in Fashion · (1999 - 2002)